Exhibit 99.36

May 13, 2019

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Ontario Securities Commission

Re:	Prometic Life Sciences Inc.

Notice of Change of Auditor dated May 7, 2019

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

c.c.	The Board of Directors, Prometic Life Sciences Inc.

Bruce Pritchard, interim Chief Financial Officer

Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited